Exhibit 99.1

Dr. Reddy's Laboratories Ltd.
8-2-337, Road No. 3, Banjara Hills,
Hyderabad - 500 034, Telangana,
India.
CIN : L85195TG1984PLC004507

Tel :+91 40 4900 2900
Fax :+91 40 4900 2999
Email :mail@drreddys.com
www.drreddys.com

August 20, 2019

Corporate Relationship Department	National Stock Exchange of India Ltd.
BSE Limited	“Exchange Plaza”
Dalal Street, Fort	Bandra-Kurla Complex, Bandra (East),
Mumbai – 400 001	Mumbai – 400 051
Fax Nos.: 022-22723121 / 22723719 /	Fax Nos.: 022-26598120/ 26598237/
22722037 / 22722039	26598238

Scrip Code: 500124	Scrip Code: DRREDDY-EQ

Dear Sirs,

Sub: Press Release

Please find enclosed a Press Release on “Dr. Reddy's Laboratories announces the launch of Vigabatrin Powder for Oral Solution, USP in the U.S. Market”

This is for your information.

With regards,

/s/ Sandeep Poddar
Sandeep Poddar
Company Secretary

Encl: As above

CC:- New York Stock Exchange Inc.(Stock Code: RDY)

CONTACT
DR. REDDY'S LABORATORIES LTD.	Investor relationS	Media relationS
8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500034. Telangana, India.	AMIT AGARWAL amita@drreddys.com (Ph: +91-40-49002135)	MITALI SARKAR mitali.sarkar@drreddys.com (Ph: +91-40- 49002121)

Dr. Reddy's Laboratories announces the launch of

Vigabatrin Powder for Oral Solution, USP in the U.S. Market

Hyderabad, India, August 20, 2019	For Immediate Release

Hyderabad, India and Princeton, NJ, USA. August 20, 2019— Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, along with its subsidiaries together referred to as “Dr. Reddy’s”) today announced the launch of Vigabatrin Powder for Oral Solution, USP in 500 mg per packet, a therapeutic equivalent generic version of Sabril® (vigabatrin) Powder for Oral Solution, USP, approved by the U.S. Food and Drug Administration (USFDA).

The Sabril® brand and generic had U.S. sales of approximately $274 million MAT for the most recent twelve months ending in June 2019 according to IMS Health*.

Dr. Reddy’s Vigabatrin Powder for Oral Solution, USP is available in 500 mg per packet in count size of 50 per carton.

WARNING: PERMANENT VISION LOSS

See full prescribing information for complete boxed warning.

•   Vigabatrin can cause permanent bilateral concentric visual field constriction, including tunnel vision that can result in disability. In some cases, vigabatrin may also decrease visual acuity.

•   Risk increases with increasing dose and cumulative exposure, but there is no dose or exposure to vigabatrin known to be free of risk of vision loss.

•   Risk of new and worsening vision loss continues as long as vigabatrin is used, and possibly after discontinuing vigabatrin for oral solution.

•   Baseline and periodic vision assessment is recommended for patients on vigabatrin. However, this assessment cannot always prevent vision damage.

•   Vigabatrin for oral solution is available only through a restricted program called the Vigabatrin REMS Program.

Sabril® is a trademark of Lundbeck. *IMS National Sales Perspective: Retail and Non-Retail MAT June 2019 RDY-1218-228

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY) is an integrated pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses - Pharmaceutical Services & Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Dr. Reddy’s operates in markets across the globe. Our major markets include – USA, India, Russia & CIS countries, and Europe. For more information, log on to: www.drreddys.com

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may", "will", "should", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "potential", or "continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates , interest rates , persistency levels and frequency / severity of insured loss events (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganization , including related integration issues.

The company assumes no obligation to update any information contained herein.